UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TRXADE GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

89846A108
(CUSIP Number)

Gajan Mahendiran c/o Westminster Pharmaceuticals, LLC. Attn: Legal Counsel 1115 Gunn Hwy, Suite 202 Odessa, FL 33556 (800) 261-0281
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  89846A108

13D

1.	NAMES OF REPORTING PERSON Gajan Mahendiran
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) . (b) X .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 2,843,335 shares (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 2,843,335 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,843,335 shares (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) .
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.57% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Comprised of 833,334 shares of Common Stock of the Company and warrants to purchase 2,010,001 shares of Common Stock at an exercise price of $0.01 per share that are exercisable within 60 days of December 31, 2016, and which are held jointly with Mr. Mahendiran’s wife, Amudha Mahendiran, as tenants by entirety.

(2)

Based on 31,660,827 shares of Common Stock issued and outstanding as of December 31, 2016

CUSIP No.  89846A108

13D

1.	NAMES OF REPORTING PERSON Amudha Mahendiran
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) . (b) X .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 2,843,335 shares (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 2,843,335 shares (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,843,335 shares (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) .
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.57% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Comprised of 833,334 shares of Common Stock of the Company and warrants to purchase 2,010,001 shares of Common Stock at an exercise price of $0.01 per share that are exercisable within 60 days of December 31, 2016, and which are held jointly with Mrs. Mahendiran’s husband, Gajan Mahendiran, as tenants by entirety.

(2)

Based on 31,660,827 shares of Common Stock issued and outstanding as of December 31, 2016.

CUSIP No.  89846A108

13D

Item 1.

Security and Company

This Statement relates to the common stock, $0.00001 par value per share, of Trxade Group, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 1115 Gunn Hwy, Suite 202 Odessa, FL 33556.

Item 2.

Identity and Background

(1)

(a)

This Statement is being filed jointly by Gajan Mahendiran and Amudha Mahendiran as tenants by entirety.

Mr. and Mrs. Mahendiran are filing this statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended.  By the signature on this Statement, Mr. and Mrs. Mahendiran agree that this Statement is filed on their behalf.

(b)

Mr. and Mrs. Mahendiran's business address is c/o Westminster Pharmaceuticals, LLC., 1115 Gunn Hwy, Suite 202 Odessa, FL 33556.

(c)

Mr. Mahendiran's principal occupation is Anesthesiologist, and President of Westminster Pharmaceuticals, LLC.  Mrs. Mahendiran's principal occupation is an independent consultant in early childhood education.

(d)-(e) During the last five years, neither Mr. Mahendiran nor Mrs. Mahendiran have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have Mr. and Mrs. Mahendiran been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in either party being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. and Mrs. Mahendiran are both citizens of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.   As described in Item 4, the securities that are the subject of this Schedule 13D were acquired by the Reporting Persons in a cash investment of personal funds for investment purposes.

Item 4.

Purpose of Transaction

In October 2014 the Issuer completed a private placement, and in connection with this private placement, Mr. and Mrs. Mahendiran acquired 833,334 shares of Common Stock (after the exercise of warrants).  The Reporting Persons acquired such securities for investment purposes with their own investment capital.

In October 2015 the Issuer entered into a promissory note with the Reporting Persons in the aggregate amount of $1,500,000, which was funded over fourteen months.  In connection therewith, the Reporting Persons acquired warrants to purchase 510,001 shares of the Issuer’s Common Stock at $0.01 per share.  On December 31, 2016, the Issuer entered into and consummated the sale of 100% of its equity interests in its wholly-owned subsidiary, Westminster Pharmaceuticals, LLC, a Delaware limited liability company, with the Reporting Persons, pursuant to the terms and conditions of s purchase and sale agreement (“Transaction”).  The consideration for the Transaction included the cancellation of $1,500,000 of indebtedness with the Reporting Persons (referenced above) and the issuance of a warrant to purchase 1,500,000 shares of the Company’s Common Stock (the “Warrants”).  The Warrants were issued at a strike price of $0.01 per share, and have an expiration date of five years from date of grant.  The Reporting Persons acquired such securities for investment purposes with their own investment capital.

Depending upon market conditions and other factors that the Reporting Persons deem material, after the date of this Schedule 13D the Reporting Persons may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that they now own or hereafter may acquire.  The Reporting Persons do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as they may determine.

CUSIP No.  89846A108

13D

Item 5.

Interest in Securities of the Company

The disclosures in Item 4 above are incorporated by reference into this Item 5.

Gajan and Amudha Mahendiran are the joint beneficial owners of 833,334 shares of the Issuer's Common Stock and warrants to purchase 2,010,001 shares of the Issuer’s Common Stock at $0.01 per share, constituting approximately 8.57% of the Issuer's outstanding shares of Common Stock.

The foregoing percentages are based on 31,660,827 shares of the Issuer's Common Stock outstanding on December 31, 2016 and do not take into account the shares of Common Stock that would be issued upon the exercise of any options or warrants that are held by any person other than the Reporting Persons.

The Reporting Persons have not effected any transactions in the Issuer's Common Stock during the 60 days prior to the date of this Schedule 13D.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

There are no written contracts, arrangements, understandings or relationships other the attached Joint Filing Agreement with respect to the securities of the Issuer to which Mr. and Mrs. Mahendiran are a party. Mr. and Mrs. Mahendiran are husband and wife and hold the securities of the Issuer as joint tenants by entirety.

Item 7.

Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

99.1

Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the parties certify that the information set forth in this statement is true, complete and correct.

January 6, 2017	/s/ Gajan Mahendiran Gajan Mahendiran
/s/ Amudha Mahendiran Amudha Mahendiran

Exhibit 99.1

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13D filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

January 6, 2017	/s/ Gajan Mahendiran Gajan Mahendiran
/s/ Amudha Mahendiran Amudha Mahendiran